

INVEST IN **NKD DISTILLERY**

Building The Most Loved Non-Alcoholic Spirit Brand And Product

drinknkd.com Louisville, KY



Highlights

1. Sales Increase: A 367% Surge from 2022 to 2023.

2. Expanding Reach: Doors Increased by 1087% from 2022 to 2023, Now at 950+.

3   Distribution Leap: 3 New Partnerships Set to Further Boost Sales.

4   Expert Guidance: Former Red Bull Exec & Experiential/Culture Marketing Pioneer Join as Key Advisors.

5   Brand Evolution: Upgraded Branding and Formula Reflects Market Insights.

6   Market Leader: Ranked #1 Non-Alcoholic Spirit in 130 SE Stores.

7   Media Buzz: Highlighted by Business Insider and The Washington Post.

Featured Investors

 **Joe Maxwell**
Invested $110,000 ⓘ

[Follow]

"Four years ago Becca approached me at an entrepreneurship conference with the idea of making non-alcoholic whiskey, certain this was a massive burgeoning opportunity. After 30 years building and investing in FinTech companies this was slightly outside my wheelhouse, but I was intrigued to say the least. I ended up writing NKD its first check, becoming its chairman and now biggest fan.

Over the past several years I've watched Becca and Carrie create unparalleled products and branding. What started as an idea is now a product in nearly 1000 outlets across the U.S. and this is just the beginning.

The company couldn't be at a more exciting juncture, and I'm honored to support Nkd Distillery in this next stage of growth. I encourage you to join us on this journey - It's been an incredible ride so far."



Other investors include <u>Keyhorse Capital (KSTC)</u> Notable , <u>Render Capital</u> & 3 more

Our Team



Becca Gardner Founder & CEO

Former business strategy consultant, turned non-drinker and entrepreneur.



Carrie Casler Co-Founder & CMO

20 years beverage industry experience including management, marketing, education and cocktail design



Jeci Weber Director of Operations

Seasoned MBA with 6+ years building and leading operations teams with numerous CPG companies, specialties in production planning and cost-savings.

Live Life Naked





+ The Essence of Nkd: Purity, Authenticity, and Quality



In a world cluttered with pretenses, Nkd Distillery stands out in its purest form. Our passion for authenticity matches the premium quality we pour into every bottle.

Live life, love taste, experience NKD.



Evolving Tastes: Leading the Non-Alcoholic Shift

American tastes are evolving—less alcohol, more awareness.
Across the spectrum, individuals are trading hangovers for heightened experiences.
NKD leads the charge, inspiring a return to genuine moments and the essence of self.
Uncover the spirit within and live life naked.

+ Market Insights:
Capturing the Non-Alcoholic Movement

01

Unprecedented Growth

Non-alcoholic spirits are surging, set to grow by a robust **+9% annually** through 2026, leading the no/low-alcohol category's charge.

IWSR Drinks Market Analysis

02

Market Expansion

Sales leaped over **+7%** in key markets in 2023, boosting the **value at $11 billion** from $8 billion in 2018, showcasing a burgeoning demand.

Forbes

03

Category Revolution

Forecasted to carve out **4% of the global alcohol market** by 2027, non-alcoholic 'spirits' are the ones to watch.

IWSR/Drinks International

04

Soaring Popularity

A **25% volume growth from 2022 to 2026** highlights non-alcoholic spirits as the avant-garde of mindful consumption.

Nielsen IQ

+ Behavioural Insights:
At the Forefront of a Cultural Shift

01

Mindful Moderation

A significant **34% of Americans** are actively **seeking to reduce their alcohol intake** in 2024, highlighting a mindful shift towards moderation.

NC Solutions

02

Sober Curiosity Trending

With **28% of current drinkers attempting to quit alcohol** at some point, the sober-curious movement is gaining real momentum.

NC Solutions

03

Alcohol-Free Adoption

In 2023, nearly a **quarter of Americans chose to abstain** from alcohol, signaling a **substantial market for non-alcoholic** alternatives.

NC Solutions

04

Social Sipping

Searches for **'mocktail'** recipes have surged by **42%,** indicating a creative twist in social drinking sans alcohol.

IWSR and CGA/Distill Ventures



+
The Nkd Story:
From Vision to Reality



From Kentucky's heart to your glass, Nkd began with a bold vision: crafting non-alcoholic spirits that capture genuine taste and character.

But it's not just about what's in the bottle. It's about what the bottle represents – the real you.



The Nkd Collection: A New Era of Non-Alcoholic Spirits

Meet our lineup of non-alcoholic whiskey, gin, and tequila alternatives.

Each creation is a testament to our commitment to flavor and quality.



Whiskey Alternative
A smooth and full-bodied blend of oak, leather and hints of apple and maple syrup. Notes of vanilla, honey, caramel and toffee, with a tongue-tingling pepper finish. Crafted in Bardstown, KY, the Bourbon Capital of the World.



Tequila Alternative
Unfiltered and complex, with smokey agave, spicy pepper, herbaceous, and earthy flavors. The finish is a sweet and fruity blend of ripe pears and green apple with minerality, and floral notes



Gin Alternative
Fresh, piney flavor with hints of citrus and spice. Juniper at the forefront, followed by spicy notes of coriander and earth with an aroma and taste of citrus peel.

- Designed As The Perfect 1:1 Swap For Cocktails
- Full Strength Flavor
- Bartender Influenced Taste
- Low Calorie (5 Calories Per Serving)
- All Natural & Organic Flavors
- Vegan
- Gluten Free



Inspiring Authenticity: Nkd's Brand Leadership

In a marketplace awash with non-alc options, a true brand is yet to emerge. NKD is poised to fill that void, becoming the name that becomes synonymous for the category and bar call: Let's make it naked!

+

Nkd Distillery. The Most Loved Brand
Our commitment is unwavering: to establish Nkd as the most loved non-alcoholic spirit brand among young consumers in the United States.




+ Nkd Marketing Mix.
Community at the Core



Living Life Naked



Speaking Naked



Naked Together

We center real people with real stories — our brand ambassadors embody Nkd's values and ethos.

We proudly amplify the stories and voices of those who live their lives naked.

We engage with communities through genuine communication and activations, fostering a brand experience rooted in reality, not in purchased ad space.



OAC #1121
PERMIT #120341077-01-SG
LIVE LIFE NAKED
Nkd
live life naked
Nkd
OAC #1121
PERMIT #120341095-01-SG
LIVE LIFE NAKED
Nkd
PERMIT #120341077-01-SG
PERMIT #120341086-01-SG
OAC #1121
PERMIT #120341095-01-SG

Nkd Brand Campaign Mock-ups: Wildposting



live life naked

Nkd Brand Campaign Mock-ups: Wildposting

+ Nkd Brand Campaign

  





Live

In a world where the voices of others constantly shape our perceptions of ourselves - how we should look, what we should buy, and how we should spend our time - NKD stands as a sanctuary for those who want to experience life in all its rawness and authenticity.

Life

NKD is for the free-spirited, the seekers, the curious. NKD is for the pioneers of taste and experience. Break away from the ordinary and embrace a vibrant world liberated from artificial highs, where curiosity thrives and unfiltered experiences ignite your senses.

Naked

Living a naked life means creating a world where realness thrives and self-expression knows no bounds. Gather with loved ones, celebrate the wins, dance the night away, and make it NKD

+ Nkd Leadership: Pioneers in Authentic Spirit







Becca Gardner
Founder/CEO
Former business strategy consultant, turned non-drinker and entrepreneur

Carrie Casler
Co-Founder/CMO
20 years beverage industry experience including management, marketing, education and cocktail design

Jeci Weber
Director Of Operations
Seasoned MBA with 6+ years building and leading operations teams with numerous CPG companies, specialties in production planning and cost-savings.

+ Nkd Advisors.
A Worldclass Team of Industry Leaders









Maureen Chiquet   Phil Hurst   Arun Hozack   Many Ameri

Former global CEO of Chanel, author of Beyond the Label: Women, Leadership & Success on Our Own Terms.

30 years of sales, marketing and business development experience in the alcoholic beverages industry

+20 years' executive experience driving business strategy and growth across APAC and North America. Former APAC President and VP Marketing North America for Red Bull.

+25 years of brand building Co-Founder Yadastar, Brand Consultancy (Google, Nike, Red Bull, etc). Co-Founder Red Bull Music Academy, Global Cultural Program in +60 countries

+ The Nkd Truth: Media Coverage



The Washington Post
The 5 best nonalcoholic whiskeys for sipping and mixing
ValiantCEO
Becca Gardner – ALT Distilling – Developing a Line of Non-alcoholic Spirits Made From Traditional Spirits
Business Insider
I left Deloitte after 10 years to start a nonalcoholic spirits company. Here's what it's been like to raise money while finding my footing in a new industry.
StyleBlueprint
NKD LDY: Alcohol-Free Spirits You've Got To Try
How a Louisville-based non-alcoholic liquor alternative is revamping the cocktail scene
martha stewart
The Best Way to Stock a Non-Alcoholic Bar
KYINNO
This founder wants to change the way you think about nonalcoholic drinks
Spectrum News
Louisville company ups the mocktail game by going after none- and moderate-alcohol-drinkers
I Launched An Alcohol-Free Drink Brand To Dismantle Stigma & Revolutionize The Idea Of "Sobriety"

$483K
Total Revenue To Date

950+
Total Points Of Authorized Sale

"It happens to be the best NA whiskey on the market."
Jill Sites, VP Wholesale, Boisson

"We can't keep it in stock. Once people try it aganst other brands they are instantly sold."
Stephanie Styll, Owner, Killjoy NA Bottleshop

"It's been an instant best seller for us."
Rob Theodorow, Owner, Generation NA Bottleshop

"What Nkd has done with these products is groundbreaking. I haven't tasted anything that comes close."
Brandon Styll, Nashville Restaurant Radio



1 Hotel Nashville · ABC Fine Wine & Spirits · Tiger Bar · Gen NA · Southall Farm & Inn · Killjoy · Boisson · airgoods · The Sobr Market · Friar Tuck Beverage · HomeGoods · Minus Moonshine · Cafe Roze · Crystal Springs Resort · Faire · Bendición Dry Bar · Death & Co · The Party Source

+ Impressive Growth

+ Impressive Growth:
The Nkd Success Story in Numbers



Year On Year Growth



4-Month Sales Trajectory

+ Ensuring Strong Profit Margins through Distribution,
Direct Retail, and Third-Party E-commerce



Distribution   **Direct Retail**   **Third Party E-Commerce**

Note: Wholesale profit margins inclusive of distributor and retail margin

+ Case Study: Surpassing Buyer Expectations at a
Major Southeastern Wine and Spirits Retailer



NKD steady state performance is top of NA spirits category at 130+ locations

With 3 of the top 5 SKUS in non-alc with no marketing spend

Rank	Item	Brand	Cases	Dollars
1	Whiskey	NKD	40	$3400
2	Tequila	NKD	22	$1800
3	Gin	NKD	21	$1785
4	xx	xx	xx	xx
5	xx	xx	xx	xx

NKD LDY TEQUILA NKD LDY GIN NKD LDY WHISKEY

Bottles per store/week/sku (Dec) *4 week period ending Jan 10

NKD LDY is doing incredibly well out of the gate and comparatively (vs. the category)
Head Buyer at large SE Wine and Spirits Retailer

+ Invest in Nkd.
Be Part of Creating the Most Loved Non-Alcoholic Spirit Brand.
And Inspire a Generation to Live Their Lives Naked.



+ Fueling Nkd's Growth.
Investing in Brand, Market Expansion, and Operational Excellence

Use Of Funds



Sales Support
20%
Marketing
40%
Inventory
40%

Growth Across Key Business Pillars

Inventory
Scaling our inventory to stay ahead of surging demand, ensuring we are able meet our distribution expansion targets to meet consumer needs.

Marketing
Amplifying our brand presence through authentic grassroots community programs, empowering brand ambassadors, engaging activations, and organic communications.

In-Field Sales Support
Enhancing our in-field sales support to solidify relationships with distribution partners and retailers to drive visibility and availability for our customers.

Live Life Naked
2024



Thank you.